Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 7 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Thursday November 10, 2022 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date JHXAK RESTRICTED STOCK UNIT 312,699 03/11/2022 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 10/11/2022 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 7 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which: has an existing ASX security code ("existing class") +Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 7 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B Additional +securities in an existing class issued under an +employee incentive scheme ASX +security code and description JHXAK : RESTRICTED STOCK UNIT Date the +securities the subject of this notification were issued 3/11/2022 Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class Were any of the +securities issued to +key management personnel (KMP) or an +associate? Provide details of the KMP or +associates being issued +securities. Name of KMP Name of registered holder Number of +securities Aaron Erter Same 312,699 Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms Refer to 2006 Plan https://ir.jameshardie.com.au/public/download.jsp?id=5390 Any other information the entity wishes to provide about the +securities the subject of this notification "312,699 Restricted Stock Units (RSUs) granted under the James Hardie Industries Long Term Incentive Plan 2006 (2006 Plan), which comprise of the following: ·        Grant of 119,174 Returned on Capital Employed (ROCE) RSUs, under the 2006 LTI Plan granted to the CEO. ROCE RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions; and Grant of 193,525 Relative Total Shareholder Return (TSR) RSUs, under the 2006 LTI Plan granted to the CEO. TSR RSUs are contractual entitlements to be issued ordinary shares/CDIs upon satisfaction of certain conditions." Yes Yes

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 7 Issue details Number of +securities 312,699

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 7 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 445,654,922 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 2,394,543

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes